FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the report dated *May 22, 2002*

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A Press Release issued by the Company on May 22, 2002.

SUN LIFE FINANCIAL TO ACQUIRE ECONOMIC INTEREST IN C.I. FUND MANAGEMENT VALUED AT $860 MILLION IN EXCHANGE FOR MUTUAL FUND SUBSIDIARIES

(Toronto, May 22, 2002) - Sun Life Financial Services of Canada Inc. (NYSE/TSX: "SLC") today announced a definitive agreement to acquire a 30 per cent economic interest in C.I. Fund Management Inc. ("CI"; TSX: "CIX") in exchange for its subsidiary company, Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"), the mutual fund subsidiary of Clarica Life Insurance Company (TSX: "CLI"). The transaction also includes a strategic distribution agreement giving CI preferred access for its products to more than 4,000 Clarica agents and managers.

Sun Life Financial will receive the equivalent of approximately 74 million common shares of CI, which will represent 30 per cent of CI after the transaction is completed. A 20 per cent interest will be issued on closing, and the remainder will be in the form of non-voting preferred shares convertible into CI common shares. The conversion of the preferred shares will be subject to the approval of CI shareholders. Certain management shareholders have agreed to support the transaction and to vote their shares in favour of the conversion.

The transaction also includes a standstill agreement under which Sun Life Financial has agreed not to increase its stake in CI beyond 34 per cent for three years, subject to certain exceptions. Sun Life Financial will enter into a shareholders agreement with certain CI management shareholders, which, among other things, will provide Sun Life Financial with representation on CI's board of directors.

"This transaction moves us closer to our strategic objective of achieving leadership positions in key target markets in North America. We will hold a significant ownership stake in what will become the fourth largest mutual fund manufacturer in Canada by long-term assets under management, accessing both the requisite scale and shelf space in a competitive industry," said Donald A. Stewart, Chairman and Chief Executive Officer, Sun Life Financial. "This transaction also enhances our distribution strategy by offering clients, through Canada's largest direct sales force, greater choice and improved performance at highly-competitive prices."

The transaction, which is subject to regulatory approval, is expected to close in July, following the required notification to unitholders of the Spectrum and Clarica funds. The transaction is also subject to the closing of Sun Life Financial's acquisition of Clarica, which still requires the approval of the Minister of Finance.

In Canada, Sun Life Financial will focus on being a leading distributor of retail wealth management products through Clarica's sales force. Sun Life Financial and Clarica will continue to be the insurer for the retail segregated fund guarantees of the in-force business, while CI will assume responsibilities for the administration of the retail segregated funds. McLean Budden and MFS Investment Management Inc. will continue to provide fund management services to Spectrum, Diversico and CI.

"The transaction offers an opportunity to create a national leader in a highly-competitive marketplace," said Paul Derksen, Executive Vice President and Chief Financial Officer, Sun Life Financial. "It combines the distribution power and expertise of Clarica's retail sales force with the breadth of product offerings of CI, Spectrum and Diversico."

With approximately CDN $32.5 billion in long-term assets under management, CI will have the capacity to grow based on an enhanced distribution platform, and as the preferred supplier of mutual funds and segregated funds to Clarica's sales force.

It is anticipated that approximately 220 positions will be affected due to the sale of the combined mutual fund operations to CI. However, it is expected that the number of employees impacted will be less than the actual number of positions eliminated due to attrition and growth at CI.

C.I. Fund Management Inc.
C.I. Fund Management Inc. is an independent, Canadian-owned investment management company with $26.5 billion in fee-earning assets as of May 17, 2002. It has one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

Clarica
Clarica has provided insurance and investment solutions to Canadians for more than 130 years. As well as individual and group insurance, Clarica provides a full range of wealth management products. In Canada, Clarica serves nearly 4 million customers through 8,000 staff, agents, financial planners and group representatives who operate out of 90 offices throughout Canada.

Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2002 the Sun Life Financial group of companies has total assets under management of CDN $357 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

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Media contact:
John Vincic
416-979-6070

Investor Relations contact:
Thomas Rice
416-204-8163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: May 22, 2002

By: ______________________________
Joan Wilson
Corporate Secretary